Transactions sorted by   : Insider
Insider company name   : Talisman Energy Inc. (Starts with)
Filing date range   : June 5, 2007 - June 5, 2007

Insider name: TALISMAN ENERGY INC.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: Talisman Energy Inc.

Insider's Relationship to Issuer: 1 - Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
979307	2007-05-11	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,780,600	21.4258	1,780,600					
	General remarks:	NCIB										
979309	2007-05-14	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+968,200	21.5421	2,748,800					
	General remarks:	NCIB										
979311	2007-05-15	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,200,000	21.3955	3,948,800					
	General remarks:	NCIB										
979313	2007-05-16	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+991,200	21.1887	4,940,000					
	General remarks:	NCIB										
979314	2007-05-17	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+473,100	21.6940	5,413,100					
	General remarks:	NCIB										

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
979317	2007-05-18	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+700,000	21.8864	6,113,100					
	General remarks:	NCIB										
979322	2007-05-22	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+500,000	21.9258	6,613,100					
	General remarks:	NCIB										
979325	2007-05-23	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+452,700	21.9681	7,065,800					
	General remarks:	NCIB										
979330	2007-05-23	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-2,748,800		4,317,000					
	General remarks:	Shares purchased for cancellation pursuant to NCIB were cancelled.										
979333	2007-05-24	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+2,000,000	21.7636	6,317,000					
	General remarks:	NCIB										

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
979335	2007-05-25	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+700,000	21.9724	7,017,000					
General remarks:		NCIB										
979337	2007-05-28	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+441,100	21.9168	7,458,100					
General remarks:		NCIB										
979339	2007-05-29	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-6,317,000		1,141,100					
General remarks:		Shares purchased for cancellation pursuant to NCIB were cancelled.										
979342	2007-05-30	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,500,500	21.8242	2,641,600					
General remarks:		NCIB										
979346	2007-05-31	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,141,100		1,500,500					
General remarks:		Shares purchased for cancellation pursuant to NCIB were cancelled.										

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
979349	2007-06-04	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,500,500			0				

General remarks: Shares purchased for cancellation pursuant to NCIB were cancelled.